UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 2, 2023

AERWINS Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40734	86-2049355
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Shiba Koen Annex 6 f, 1-8, Shiba Koen 3-chome, Minato-ku, Tokyo, Japan 105-0011
(Address of principal executive offices)

+813-6409-6761

(Registrant’s telephone number, including area code)

PONO CAPITAL CORP

643 Ilalo Street, Honolulu, Hawaii 96813

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions.

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Common Stock, $0.000001 par value per share	AWIN	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AWINW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On February 2, 2023, AERWINS Technologies Inc., previously named Pono Capital Corp., a Delaware corporation (the “Company,” “we,” “us,” or “AERWINS”) entered into a Subscription Agreement (the “Agreement”) with and AERWINS, Inc., a Delaware corporation and certain investors (collectively referred to herein as the “Purchasers”).

As previously reported, on September 7, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Pono Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), AERWINS, Inc. (formerly named AERWINS Technologies Inc.), Mehana Equity, LLC, in its capacity as purchaser representative, and Shuhei Komatsu, in his capacity as seller representative. Pursuant to the Merger Agreement, at the closing of the Merger Agreement and the transactions contemplated by the Merger Agreement (referred to herein together as the “Business Combination”), which occurred on February 3, 2023, Merger Sub merged with and into AERWINS, Inc., with AERWINS, Inc. continuing as the surviving corporation.

Pursuant to the Agreement, the Purchasers agreed to purchase an aggregate 3,196,311 shares of common stock (the “Shares”) of AERWINS, Inc. which was immediately exchanged for 5,000,000 shares of common stock of the Company (the “Company Shares”) upon the consummation of the Business Combination in exchange for an aggregate sum of $5,000,000.00 (the “Purchase Price”) with the Purchase Price being paid to AERWINS, Inc. prior to the closing of the Business Combination (the “Closing”).

Effective immediately prior to the Closing, AERWINS, Inc. issued the Shares to the Purchasers and thereafter immediately upon the Closing, the Shares were exchanged for the Company Shares, and the Company Shares were issued as a registered issuance of securities under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an effective registration filed by the Company on Form S-4 (Registration No. 333-268625) which was declared effective by the Securities and Exchange Commission on January 13, 2023.

The foregoing is a summary description of certain terms of the Agreement. For a full description of all terms, please refer to the copy of the Agreement that is filed herewith as Exhibits 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. All readers are encouraged to read the entire text of the Agreement.

Item 3.02	Unregistered Sales of Equity Securities

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02. In the Agreement, the Purchasers represented that, among other things, that they are each an “accredited investor” as defined in Rule 501(a)(3) of Regulation D under the Securities Act. The Shares issued by AERWINS, Inc. to the Purchasers prior to the Closing were issued in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

10.1	Form of Subscription Agreement dated February 2, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AERWINS Technologies Inc.

Dated: February 3, 2023	By:	/s/ Shuhei Komatsu
	Name:	Shuhei Komatsu
	Title:	Chief Executive Officer

Exhibit 10.1

FORM OF

AERWINS, INC.

SUBSCRIPTION AGREEMENT

February 2, 2023

AERWINS, INC.

Attn: Shuhei Komatsu, CEO

600 N Broad Street, Suite 5 #529

Middletown, Delaware 19709

PONO CAPITAL CORP.

643 Ilalo St. #102

Honolulu, Hawaii 96813

Re: Securities Subscription Agreement

Ladies and Gentlemen:

This subscription agreement (the “Agreement”) is entered into on February 2, 2023, by and among ____________ (collectively referred to herein as the “Subscriber” or “you”), AERWINS, Inc., a Delaware corporation (the “Company,” “we” or “us”) and Pono Capital Corp., a Delaware corporation (“Pono”). Pursuant to the terms hereof, the Company hereby accepts the offer of the Subscriber to subscribe for an aggregate 3,196,311 shares of its common stock (the “Shares”), which will be immediately exchanged for 5,000,000 shares of common stock of Pono (the “Pono Shares”) upon consummation of the business combination between the Company and Pono (the “Business Combination”) in connection with the merger agreement (the “Merger Agreement”) entered into between the Company and Pono and filed as an exhibit to the Registration Statement (as defined below). The issuance of the Shares and the exchange of the Shares for the Pono Shares is collectively referred to herein as the “Transaction”. This Agreement supersedes in all respects those proposed Stock Subscription Agreements, dated January 27, 2023, January 31, 2023, and February 1, 2023, which the parties acknowledge and agree were never finalized or effective.

The Company and the Subscriber’s agreements regarding the Transaction are as follows:

1. Subscription of Shares.

1.1 Subscription of Shares. For the aggregate sum of $5,000,000 (the “Purchase Price”), which the Company shall receive prior to the closing of the Business Combination (the “Closing”), the Company hereby agrees, effective immediately prior to the Closing, to issue and sell the Shares to the Subscriber, and the Subscriber hereby subscribes for the Shares from the Company, on the terms and subject to the conditions set forth in this Agreement, and the Company shall effect such delivery in book-entry form. Immediately upon the Closing, the Company shall exchange the Shares for the Pono Shares and deliver (or cause the delivery of) such Pono Shares in book-entry form to the undersigned or to a custodian designated by such undersigned, as applicable. The issuance of the Pono Shares to Subscriber in exchange for the Shares shall take the form of a registered issuance of securities under the Securities Act of 1933, as amended (the “Securities Act”), and the rule and regulations of the United States Securities and Exchange Commission (the “Commission”), pursuant to an effective registration filed by the Company on Form S-4 (No. 333-268625) (the “Registration Statement”). If, the consummation of the Business Combination does not occur on or prior to February 3, 2023, the Company shall return the Purchase Price to the undersigned via wire transfer of immediately available funds to the bank account designated by Subscriber by the close of business on February 6, 2023, and the undersigned shall promptly take such reasonable actions as requested by the Company with respect to the cancellation of the Shares. In the event of any delay or failure to return the funds representing the Purchase Price in accordance with the terms hereof, the Company and Pono agree that for each day following February 6, 2023, the funds representing the Purchase Price shall accrue interest at a rate of 5% per annum until the Purchase Price, as increased by any such accrued interest, is repaid in full.

2. Representations, Warranties and Agreements.

2.1 Subscriber’s Representations, Warranties and Agreements. The Subscriber hereby represents and warrants:

2.1.2 No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Subscriber of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) the formation and governing documents of the Subscriber, (ii) any agreement, indenture or instrument to which the Subscriber is a party or (iii) any law, statute, rule or regulation to which the Subscriber is subject, or any agreement, order, judgment or decree to which the Subscriber is subject.

2.1.3 Organization and Authority. The Subscriber is a limited liability company or limited partnership, as applicable, validly existing and possesses all requisite power and authority necessary to carry out the transactions contemplated by this Agreement. Upon execution and delivery by you, this Agreement is a legal, valid and binding agreement of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

2.1.4 Experience, Financial Capability and Suitability. Subscriber is: (i) sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Shares and (ii) able to bear the economic risk of its investment in the Shares for an indefinite period of time because the Shares have not been registered under the Securities Act of 1933, and therefore cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Subscriber is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Subscriber must bear the economic risk of this investment until the Shares are sold pursuant to: (i) an effective registration statement under the Securities Act or (ii) an exemption from registration available with respect to such sale. Subscriber is able to bear the economic risks of an investment in the Shares and to afford a complete loss of Subscriber’s investment in the Shares.

2.1.5 Access to Information; Independent Investigation. Prior to the execution of this Agreement, the Subscriber has had the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained and review the Registration Statement. In determining whether to make this investment, Subscriber has relied solely on Subscriber’s own knowledge and understanding of the Company and its business based upon Subscriber’s own due diligence investigation and the information furnished pursuant to this paragraph. Subscriber understands that no person has been authorized to give any information or to make any representations which were not furnished pursuant to this Section 2 and Subscriber has not relied on any other representations or information in making its investment decision, whether written or oral, relating to the Company, its operations and/or its prospects.

2.1.6 Regulation D Offering. Subscriber represents that it is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act and acknowledges the sale of the Shares contemplated hereby is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under state law.

2.1.7 Investment Purposes. Except with respect to the exchange of the Shares for the Pono Shares as contemplated herein, the Subscriber is purchasing the Shares solely for investment purposes, for the Subscriber’s own account and not for the account or benefit of any other person, and not with a view towards the distribution or dissemination thereof. The Subscriber did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 under the Securities Act.

2.2 Company’s Representations, Warranties and Agreements. The Company hereby represents and warrants to the Subscriber and agrees with the Subscriber as follows:

2.2.1 Organization and Corporate Power. The Company is a Delaware corporation and is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the financial condition, operating results or assets of the Company. The Company possesses all requisite corporate power and authority necessary to carry out the transactions contemplated by this Agreement.

2.2.2 No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) the Certificate of Incorporation (the “Certificate of Incorporation”) or Bylaws of the Company, (ii) any agreement, indenture or instrument to which the Company is a party or (iii) any law, statute, rule or regulation to which the Company is subject, or any agreement, order, judgment or decree to which the Company is subject.

2.2.3 Title to Securities. Upon issuance in accordance with, and payment pursuant to, the terms hereof, the Shares will be duly and validly issued, fully paid and non-assessable. Upon issuance in accordance with, and payment pursuant to, the terms hereof, the Subscriber will have or receive good title to the Shares, free and clear of all liens, claims and encumbrances of any kind, other than (a) transfer restrictions hereunder and other agreements to which the Shares may be subject which have been notified to the Subscriber in writing, (b) transfer restrictions under federal and state securities laws, and (c) liens, claims or encumbrances imposed due to the actions of the Subscriber.

2.2.4 No Adverse Actions. There are no actions, suits, investigations or proceedings pending, threatened against or affecting the Company which: (i) seek to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or (ii) question the validity or legality of any transactions or seeks to recover damages or to obtain other relief in connection with any transactions.

2.2.5 Additional Representations. The representations and warranties of the Company set forth herein and in the Merger Agreement (as supplemented and modified by disclosure schedules attached thereto) shall be true and correct as of the date hereof and as of the date of Closing.

2.3 Pono’s Representations, Warranties and Agreements. Pono hereby represents and warrants to the Subscriber and agrees with the Subscriber as follows:

2.3.1 Organization and Corporate Power. Pono is a Delaware corporation and is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the financial condition, operating results or assets of Pono. Pono possesses all requisite corporate power and authority necessary to carry out the transactions contemplated by this Agreement.

2.3.2 No Conflicts. The execution, delivery and performance of this Agreement and the consummation by Pono of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) the Certificate of Incorporation or Bylaws of Pono, (ii) any agreement, indenture or instrument to which Pono is a party or (iii) any law, statute, rule or regulation to which Pono is subject, or any agreement, order, judgment or decree to which Pono is subject.

2.3.3 No Adverse Actions. There are no actions, suits, investigations or proceedings pending, threatened against or affecting Pono which: (i) seek to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or (ii) question the validity or legality of any transactions or seeks to recover damages or to obtain other relief in connection with any transactions.

2.3.4 SEC Reports; Financial Statements. Pono has filed all reports, schedules, forms, statements and other documents required to be filed by Pono under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as Pono was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Pono included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Pono and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. Pono represents that, other than the potential Business Combinations, as of the date hereof, no material event or circumstance has occurred which would be required to be publicly disclosed or announced on a Current Report on Form 8-K, either as of the date hereof or solely with the passage of time, by Pono but which has not been so publicly announced or disclosed

2.2.5 Title to Securities. Upon issuance and exchange in accordance with, and pursuant to, the terms hereof, the Pono Shares will be duly and validly issued, fully paid and non-assessable, and the Subscriber will have or receive good title to the Pono Shares, free and clear of all liens, claims and encumbrances of any kind.

2.3.6 Additional Representations. The representations and warranties of Pono set forth herein and in the Merger Agreement (as supplemented and modified by disclosure schedules attached thereto) are true and correct as of the date hereof and as of the date of Closing.

3. Other Agreements.

3.1 Further Assurances. Subscriber, the Company and Pono agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

3.2 Notices. All notices, statements or other documents which are required or contemplated by this Agreement shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to an address designated in writing by the applicable party, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

3.3 Entire Agreement. This Agreement embodies the entire agreement and understanding between the Subscriber, the Company and Pono with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

3.4 Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

3.5 Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given and shall not constitute a continuing waiver or consent.

3.6 Assignment. The rights and obligations under this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

3.7 Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

3.8 Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of the State of Delaware applicable to contracts wholly performed within the borders of such state, without giving effect to the conflict of law principles thereof.

3.9 Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unreasonable or unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it reasonable and enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

3.10 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

3.11 Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement or in any other agreement, certificate or instrument provided for or contemplated hereby, shall survive the execution and delivery hereof and any investigations made by or on behalf of the parties.

3.12 No Broker or Finder. The Company and Pono represent and agree that no agent, broker, investment banker, financial advisor or other person is entitled to any brokerage or finder’s fee or other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Subscriber could become liable.

3.13 Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

3.14 Counterparts. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

3.15 Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

3.16 Mutual Drafting. This Agreement is the joint product of the Subscriber, the Company and Pono and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

4. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement or (c) the issuance of the Pono Shares in exchange for the Shares to Subscriber is not consummated on February 3, 2023; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from such breach. The Company and Pono shall promptly notify the undersigned of the termination of the Merger Agreement promptly after the termination of such agreement.

5. Public Information. The Company shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of the Closing, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby and any other material, nonpublic information that the Company or Pono has, directly or indirectly, provided to the undersigned at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, the undersigned shall not be in possession of any material, non-public information received directly from the Company, Pono or any of their officers, directors or employees or indirectly and the undersigned shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, Pono or any of their affiliates.

6. Most Favored Nations. In the event the Company or Pono enters one or more other agreements before or after the execution of this Agreement in connection with the Business Combination, the Company and Pono represent that the terms of such other agreements will not be more favorable than the terms of this Agreement. In the event that another party is afforded any such more favorable terms than the Subscriber, the Company and/or Pono shall promptly inform the Subscriber of such more favorable terms in writing, and Subscriber shall have the right to elect to have such more favorable terms included herein, in which case the parties hereto shall promptly amend this Agreement to effect the same.

7. Indemnification. The Company and Pono agree, jointly and severally, to indemnify and hold harmless Subscriber, its affiliates, directors and officers and each person, if any, who controls Subscriber within the meaning of Section 15 of the Act of Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities (including with respect to any applicable taxes), joint or several, to which Subscriber may become subject as a result of the Company or Pono’s failure perform any of their obligations hereunder or any breach of any of the representations, warranties and covenants of the Company and/or Pono contained herein, and will reimburse Subscriber for any legal or other expenses reasonably incurred and documented by it in connection with investigating or defending against such loss, claim, damage, liability or action as such expenses are incurred.

8. Additional Terms. The Company and Pono agree that all holders of Pono Shares (other than Subscriber) who hold greater than 1% of the outstanding Pono Shares as of the date of Closing shall have agreed and entered into customary lock-up agreements restricting the transfer of their Pono Shares for a specified period of time. The Company and Pono further agree that they shall not issue equity securities of any kind for a period of 60 days following Closing. For the avoidance of doubt, the Company and Pono acknowledge and agree that the Pono Shares delivered to Subscriber at Closing in exchange for the Shares shall be immediately freely tradable, without any restrictions on resale under the Securities Act, and free of any restrictive legend with respect to the same.

[remainder of page intentionally left blank; signature page follows]

If the foregoing accurately sets forth our understanding and agreement, please sign the enclosed copy of this Agreement and return it to us.

Very truly yours,

AERWINS, INC.

By:
Name: Shuhei Komatsu
Title: CEO

Acknowledged and agreed as of the date first written above.

PONO CAPITAL CORP.

By:
Name: Dustin Shindo
Title: CEO

[Subscriber Signature on Following Pages]